UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated June 13, 2025.

Item 1

Millicom (Tigo) Announces Partial Closing of Infrastructure Deal with SBA and Intention to Declare a Special Dividend of $2.50 per Share Representing Around 45% of the Proceeds

Luxembourg, June 13, 2025 – Millicom International Cellular S.A. (NASDAQ: TIGO) today announced the partial closing of its previously disclosed transaction with SBA Communications Corporation (NASDAQ: SBAC), through the sale of LATI International S.A., the Luxembourg-based holding company for Millicom’s mobile passive infrastructure assets in Central America. To date, completed closings have generated approximately $600 million in proceeds, with the remainder of the approximately $975 million transaction expected to close in Q3 2025.

In conjunction with this strategic milestone, Millicom’s Board of Directors intends, following the publication of Millicom’s Q2 results, to approve the distribution of a special interim cash dividend of $2.50 per share, representing approximately 45% of the net proceeds of the transaction. The dividend will be distributed in two equal installments of $1.25 per share, on or around October 15, 2025 and April 15, 2026.

This special dividend is incremental to Millicom’s previously announced annual dividend of $3.00 per share, further reflecting the Company’s ongoing commitment to shareholder remuneration.

This transaction highlights Millicom’s strategic commitment to monetizing infrastructure assets, strengthening financial flexibility, and generating sustainable shareholder returns—while reaffirming its disciplined approach to capital structure by maintaining its leverage target range of 2.0-2.5x.

-END-

For further information, please contact:

Press:	Investors:
Sofia Corral, Director Corporate Communications press@millicom.com	Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: June 13, 2025